July 30, 2018

Via EDGAR

Jennifer Monick

Shannon Sobotka

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Century Casinos, Inc. (File No. 000-22900)

Form 10-K for the year ended December 31, 2017

Dear Ms. Monick and Ms. Sobotka:

On behalf of Century Casinos, Inc. (the “Company”), we are submitting this supplemental letter to our previously submitted correspondence dated July 3, 2018.  This supplemental letter is being made in response to the additional comment received by the Company from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated July 16, 2018 (the “Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”). The comment made in the Letter is restated below in italics for convenient reference.

Form 10-K for the Year Ended December 31, 2017

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 60

1.

We note your response to our prior comment 1. Please clarify how you concluded that your market risk from foreign exchange rates is not material. Your response should address, but not necessarily be limited to, that your debt appears to be denominated primarily in Canadian dollars.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that we conducted an analysis responsive to Item 305 of Regulation S-K regarding the Company’s market risk from foreign exchange rates, including the materiality of potential, near-term losses on the Company’s future earnings and cash flows from reasonably possible near-term changes in foreign exchange rates. Our subsidiaries generally conduct their operations in their local currencies. Foreign currency translation has not historically had a material impact on the Company’s consolidated earnings from operations, as foreign currency translation impacts on net operating revenue have largely been offset by foreign currency translation on operating costs and expenses. As a result, our earnings and cash flows are not significantly impacted by local currency exchange rate fluctuations.

Our primary exposure to foreign currency risk is in the translation of the assets and liabilities of our foreign subsidiaries that are measured in foreign currencies into U.S. dollars during consolidation. The assets and liabilities of our subsidiaries also are denominated in local currencies. For example, our debt is primarily denominated in Canadian dollars.  Any fluctuations in local currency exchange rates will have a similar corresponding impact on our debt balances. As of the date of our analysis, the majority of our cash and cash equivalents were denominated in U.S. dollars, which reduced the risk to the Company from a change in foreign exchange rates in translation.  As part of our analysis of the translation risk, we evaluated past movements in the currencies in which the Company operates and determined that the magnitude of past fluctuations in those currencies in relation to the Company’s consolidated balance sheet was not material.  Based on the foregoing analysis, we concluded that it was not reasonably possible that significant near-term market movements would have a material negative impact on the Company and that the Company’s market risk from foreign exchange rates was not material.  As a result, quantitative disclosures about fluctuations in foreign currency exchange rates were not included in Item 7A of the 2017 Form 10-K.

Upon further consideration of the Staff’s comments, the Company plans to enhance its disclosure related to foreign currency risk in future Form 10-K filings (and Form 10-Q filings, if applicable) to include a discussion of foreign currency translation and a sensitivity analysis that quantifies the effect of a hypothetical change in foreign currency exchange rates and specifically addresses how these changes would impact the Company’s debt. The following represents our proposed enhanced disclosure (underlined to show the changes from the 2017 Form 10-K):

Foreign Currency Exchange Risk

As a result of our international business presence, we are exposed to foreign currency exchange risk. We transact in foreign currencies and have significant assets and liabilities denominated in foreign currencies. Therefore, our earnings experience volatility related to movements in foreign currency exchange rates. We have not hedged against foreign currency exchange rate changes related to our international operations. Our foreign subsidiaries transact in their local currencies and hold the majority of their assets and liabilities in their local currency.

The majority of the Company’s foreign currency exposure is related to the U.S. dollar versus the Canadian dollar and the Polish zloty. The assets and liabilities of our foreign subsidiaries that are measured in foreign currencies are translated at the applicable period-end exchange rate on our consolidated balance sheets. The resulting translation adjustment is included in accumulated other comprehensive loss as a component of shareholders’ equity. During the years ended December 31, 20XX and 20XX, the change in the relative value of the U.S. dollar against all foreign currencies in which our foreign subsidiaries operate resulted in a $XX million and a $XX million change in accumulated other comprehensive loss within shareholder’s equity, respectively.

We translate revenue and expenses at each period’s average exchange rate on our consolidated statement of earnings and the gains and losses from translation are included in the results of operations as incurred.  A depreciation in the value of the U.S. dollar in relation to all foreign currencies in which our foreign subsidiaries operate would increase the earnings from our foreign operations when translated into U.S. dollars. The timing of the changes in the relative value of the U.S. dollar combined with the operations that are impacted by that change can affect the magnitude of the impact that fluctuations in foreign exchange rates have on our earnings from operations. In 20XX, earnings from operations were $XX million. As of December 31, 20XX, a 10% depreciation in the value of the U.S. dollar relative to the Canadian dollar and the Polish zloty would have resulted in an increase in earnings from operations of $XX million.

Our debt is maintained at the local level in the local currencies of our subsidiaries and is primarily denominated in Canadian dollars.  As of December 31, 20XX, we had CAD XX million ($XX million based on the exchange rate in effect on December 31, 20XX) of debt, which included debt under the BMO Credit Agreement, CDR land lease and capital lease agreements.  As of December 31, 20XX, a weakening of the U.S. dollar by 10% would have resulted in an increase in the translated balance of our debt denominated in Canadian dollars to U.S. dollars by $XX million. In addition, as of December 31, 20XX, a weakening of the U.S. dollar by 10% would result in an increase in the value of payments made on that debt when translated to U.S. dollars by $XX million.

If you require any additional information or have any questions, please contact the undersigned or Brianna Kadera, Financial Reporting Manager, at (719) 527-8300.

Sincerely,

/s/ Margaret Stapleton

Margaret Stapleton

Executive Vice President and Principal Financial/Accounting Officer